Exhibit 99.1


  Hi-Q Wason Posts Top and Bottom Improvements for the Second Quarter and First
                              Half of Fiscal 1999

                BusinessWire, Monday, November 15, 1999 at 09:19

     TAIPEI, Republic of China--(BUSINESS WIRE)--Nov. 15, 1999--Hi-Q Wason Inc. (NASDAQ: HIQW) today reported favorable financial results for the three and six month periods ended June 30, 1999.

     Sales rose 53% to $297,301 in the second quarter fiscal 1999 from $193,863 in the comparable quarter last year. Gross profit improved 68% to $206,667, or a 69.5% gross profit margin, for the three months ended June 30, 1999 as compared to a $122,677 gross profit and 63.3% gross profit margin in the second quarter fiscal 1998. Net income in the second quarter fiscal 1999 was $23,839, or $0.05 per share, up from $15,874, or $0.03 per share, for the same period last year.

     Sales for the first half of fiscal 1999 increased 49% to $535,102 from $358,784 in the same six-month period of fiscal 1998. Gross profit for the six months ended June 30, 1999 grew 61 % to $352,985, or a 66.0% gross profit margin, as compared to a $219,854 gross profit and 61.3% gross profit margin in the first half of fiscal 1998. Net income rose to $49,031, or $0.1 0 per share, in the first six months of fiscal 1999 from $24,693, or $0.05 per share, for the comparable period last year.

     As of June 30, 1999, the Company had $1,539,865 in total assets and stockholders'equity of $761,599.

    "We are pleased to report the continued improvements in sales, gross profit, net earnings and EPS, which we have increased every year since the inception of Hi-Q Wason," stated Company CEO Tuan Yuan Hu.

    "By maximizing operating efficiencies at every level, we have achieved a tremendous corporate history of continuously achieving market expansion on a profitable basis - and intend to continue doing so by increasing our customer base and entering new geographic regions," added Yuan Hu.

*T

           Condensed Consolidated Balance Sheet
           June 30, 1999 December 31, 1998
           Unaudited Audited

ASSETS Cash & receivables $261,691 $210,274 Total current assets $812,031 $240,343 Total assets $1,539,865 $962,265 LIABILITIES & STOCKHOLDERS' EQUITY Total current liabilities $680,081 $193,647 Total liabilities $778,266 $249,698 Total stockholders' equity $761,599 $712,567


           Condensed Consolidated Statement of Operations (Unaudited) For the three For the three For the six For the six months ended months ended months ended months ended June 30, 1999 June 30, 1998 June 30, 1999 June 30, 1998

Sales $297,301 $193,863 $535,102 $358,784 Cost of sales $90,634 $71,186 $182,117
$138,930 Gross profit $206,667 $122,677 $352,985 $219,854 Net income 23,839
$15,874 $49,031 $24,693
EPS - basic $0.05 $0.03 $0.10 $0.05 Weighted average

    common shares
    outstanding 471,429 471,429 471,429 471,429

*T

    Hi-Q Wason Inc. is one of Taiwan's largest providers of bottled water delivered directly to residences and businesses. With an existing client base of 6,000 customers and a leading position in Taipei and Hsinchu, the Company is pursuing internal development and strategic acquisitions to strengthen its industry positioning and expand its target geographic markets.

           Forward-looking statements in this release are made pursuant to the "safe harbor' provisions

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Schwab Trading4
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     of the Private Securities Litigation Reform Act of 1995. Investors are
     cautioned that such forwardlooking statements involve risks and uncertainties, including, without limitation, continued acceptance of the Company's products, increased levels of competition, new products introduced by competitors, changes in the rates of subscriber acquisition and retention, and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission.


           CONTACT: Hi-Q Wason
           Andrew Chu, 310/288-1808
           www.nfnonline.com/hiqw
           or
           National Financial Network
           Geoffrey Eiten, 800/458-1799 ext. 13
           geiten@nfnonline.com
           KEYWORD: INTERNATIONAL ASIA PACIFIC
           INDUSTRY KEYWORD: FOODS/BEVERAGES EARNINGS